UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PHOTOCHANNEL NETWORKS INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

51420
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

Suite 590, 425 Carrall Street
Vancouver, British Columbia
Canada V6B 6E3
Telephone: (604) 893-8955
(Address and telephone number of Registrant’s principal executive offices)

Suite 590, 425 Carrall Street
Vancouver, British Columbia
Canada V6B 6E3
Telephone: (604) 893-8955
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copy to:
Corporation Service Company	Cory Kent	Robert Chisholm
Suite 400, 2711 Centerville Road	Lang Michener LLP	PhotoChannel Networks Inc.
Wilmington, Delaware	1500 – 1055 West Georgia Street	Suite 590, 425 Carrall Street
USA 19808	Vancouver, British Columbia	Vancouver, British Columbia
(800) 927-9800	Canada V6E 4N7	Canada V6B 6E3
	(604) 689-9111	Telephone: (604) 893-8955

Approximate date of commencement of proposed sale of the securities to the public

From time to time after the effective date of this Registration Statement.
British Columbia, Canada
(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box below):

A.	[ ]	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	[X]	at some future date (check appropriate box below)

1.	[ ]	pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

2.	[ ]

pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

3.	[ ]

pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	[X]	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per Common Share(4)	Proposed maximum aggregate offering price	Amount of registration fee(5)
Common Shares, no par value	4,430,588(2)	$3.96	$17,545,128	$538.64
Common Shares, no par value	4,857,147(3)	$3.96	$19,234,302	$590.49
Total	9,287,735		$36,779,430	$1,129.13

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, includes an indeterminate number of additional shares to prevent dilution in the event of stock splits, stock dividends or similar events.

(2)

Comprised of 4,430,588 common shares issued to the selling shareholders in a private placement of units of the Registrant, with each unit being comprised of one common share and one common share purchase warrant.

(3)

Comprised of 4,857,147 common shares issuable upon exercise of the common share purchase warrants issued in connection with the Registrant’s private placement of units, including 426,559 common share purchase warrants issued to placement agents who assisted with the private placement.

(4)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant’s common shares on the OTCBB on May 25, 2007.

(5)	Based on the SEC’s registration fee of $30.70 per $1,000,000 of securities registered.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. state.

SUBJECT TO COMPLETION, DATED MAY 29, 2007

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the Provinces of British Columbia and Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus is not complete and may have to be amended. These securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

Base Shelf Prospectus

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in the Provinces of British Columbia and Ontario that permits certain information about these securities to be determined after this short form prospectus has become final and that permits the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of PhotoChannel Networks Inc. at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3 (telephone: (604) 893-8955), and are also available electronically at www.sedar.com.

Preliminary Short Form Prospectus dated May 29, 2007

Secondary Offering

PHOTOCHANNEL NETWORKS INC.

9,287,735 Common Shares

          An aggregate of 4,430,588 common shares (the “Shares”) of PhotoChannel Networks Inc. and 4,430,588 common share purchase warrants, each warrant entitling the holder to purchase one common share of PhotoChannel Networks Inc. at a price of US$4.00 (the “Warrants”), were issued and sold on a private placement basis to certain investors on March 30 and April 2, 2007 at an issue price of US$3.40 for each unit composed of one share and one Warrant (the “Private Placement”). In addition, we issued 379,059 Warrants to Tejas Securities Incorporated and 47,500 Warrants to Merriman, Curhan & Ford LLP (collectively, with Tejas Securities Incorporated, the “Placement Agents”) in consideration for their assistance in completing the Private Placement. Each of Tejas Securities Incorporated and Merriman, Curhan & Ford LLP is a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934. This short form prospectus may be used by the selling shareholders identified under the section entitled “Selling Shareholders” below (the “Selling Shareholders”) in connection with offers to resell in the United States, British Columbia and Ontario the Shares, the common shares of PhotoChannel Networks Inc. issuable upon the exercise of the Warrants (the “Warrant Shares”) and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event (together with the Shares and the Warrant Shares, the “Common Shares”) through March 30, 2012, the fifth anniversary of the first closing date of the Private Placement. We have agreed in a registration rights agreement between the Selling Shareholders and us to bear all fees and expenses in connection with the registration and sale of the Common Shares by the Selling Shareholders. See “Plan of Distribution”.

          Our common shares currently trade under the symbol “PN” on the TSX Venture Exchange (“TSX-V”) and under the symbol “PNWIF” on the OTC Bulletin Board (“OTCBB”). The last reported sale prices of our common shares on the TSX-V and the OTCBB on May 25, 2007 were Cdn$4.25 and US$3.98 per share, respectively.

          Investing in our common shares involves risks. Please carefully consider the “Risk Factors” section beginning on page 17 of this short form prospectus.

          It is not possible at the present time to determine the price to the public in any sale of the Common Shares by the Selling Shareholders as the Common Shares may be offered in negotiated transactions or otherwise, at varying prices determined at the time of the sale or at negotiated prices. In addition, the Common Shares may be offered from time to time through ordinary brokerage transactions on the TSX-V or the OTCBB. See “Plan of Distribution”.

          We will not receive any of the proceeds from the resale of the Common Shares by any of the Selling Shareholders. We will, however, receive the proceeds from any exercise of the Warrants.

          Certain of the Selling Shareholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although each of the Selling Shareholders resident outside of Canada has appointed or will appoint PhotoChannel Networks Inc. at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 4E3, and Lang Michener LLP, Suite 2500, 151 Bay Street, Toronto, Ontario, M1S 2T7, as its agents for service of process in the Provinces of British Columbia and Ontario, respectively, it may not be possible for investors to collect from the Selling Shareholders judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

          No underwriter, as defined under Canadian securities legislation, has been involved in the preparation of this short form prospectus or performed any review of the contents of this short form prospectus.

          This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in (i) Note 16 to our audited financial statements for the year ended September 30, 2006 included in our annual report on Form 20-F for the year ended September 30, 2006, and (ii) the supplemental note to our unaudited interim consolidated financial statements for the three months ended December 31, 2006 entitled “Reconciliation with United States Generally Accepted Accounting Principles” include in our Form 6-K furnished to the SEC, each of which documents is incorporated by reference into this prospectus.

          Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

          The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that PhotoChannel Networks Inc. is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of PhotoChannel Networks Inc. and said persons may be located outside the United States.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          Only the information contained or incorporated by reference in this short form prospectus should be relied upon. We have not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Common Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. It should be assumed that the information appearing in this short form prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.

          Some of the information concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and have not independently verified the assumptions upon which projections of future trends are based.

          In this short form prospectus, unless stated otherwise, “PhotoChannel”, the “Corporation”, “we”, “us”, and “our” refer to PhotoChannel Networks Inc. and its wholly-owned subsidiaries, PhotoChannel Management Inc. and PhotoChannel Capital Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          We caution readers that certain important factors (including, without limitation, those set forth in this short form prospectus or in documents incorporated or deemed to be incorporated by reference herein) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this short form prospectus or in documents incorporated or deemed to be incorporated by reference herein, or that are otherwise made by us or on our behalf. For this purpose, any statements contained in this short form prospectus or in documents incorporated or deemed to be incorporated by reference herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

          Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the risk factors discussed in this short form prospectus. See “Risk Factors”.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements contained in this short form prospectus or in documents incorporated or deemed to be incorporated by reference herein after the date of this short form prospectus to conform such forward-looking statements to our actual results.

          As used herein, unless otherwise stated, the term “year” refers to fiscal year. Unless otherwise stated, the information contained herein is at May 25, 2007.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

          We are a Canadian corporation with our principal place of business in Canada. Some of our directors and officers and some of the experts named in this short form prospectus are residents of Canada and all or a substantial portion of our assets and the assets of such persons may be located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or our directors or officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended (the “Securities Act”). Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated upon the United States federal securities or any such state securities or “blue sky” laws.

          We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CSC Corporate Services as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of, related to, or concerning the offering of the units under this prospectus.

THE CORPORATION

          We are a company incorporated under the Business Corporations Act (British Columbia). Our principal and registered offices are located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. Substantially all of our business is conducted out of our Vancouver officers.

          We provide software and technology to retailers, Internet portals and web sites, and telecommunications services provides (including mobile phone companies). A complete description of our business is available in our Form 20F, which has been filed as our annual information form in Canada, and which is a available electronically at www.sedar.com under the title Annual Report on Form 20F, and at www.sec.gov. Our principal service, and the only service through which we currently generate revenue, is the PhotoChannel Network. The PhotoChannel Network consists of digital imaging technology which we provide to photofinishing retailers, professional and commercial photo processing labs, image content owners, and targeted portal services (the “Retailer”). The PhotoChannel Network enables Retailer to provide digital image processing services through the Internet to end user customers. The Retailer controls the process from image capture to final delivery of the end product. We act as an intermediary in the process, and as a “white branded” solution are not visible to the end user customer unless the Retailer chooses to disclose us as the provider of their solution.

          Under our general business model we charge Retailers an initial fee for the development of the digital print capture portion of their website, a monthly fee for their connection to the PhotoChannel Network, a transaction fee for every order placed through the PhotoChannel Network and a fee for the continued storage of the Retailers customers’ digital images, but there are different variations based upon the contractual relationship with each Retailer.

          We have also developed a similar service which enables Retailers to offer music through the Internet, with delivery available through the manufacture of CD’s in store. We currently do not have any Retailers using this service and cannot guarantee that this service will ever be used by Retailers.

          We have two wholly owned inactive subsidiaries, PhotoChannel Capital Inc. and PhotoChannel Management Inc..

RECENT DEVELOPMENTS

Share Consolidation

          On November 2, 2006, we consolidated our outstanding common shares on a ten-old-for-one-new basis. On completion of the consolidation, we had approximately 26,060,589 common shares outstanding. Our financial statements for the year ended September 30, 2006 have been prepared on a post share consolidation basis.

Completion of Private Placement

          On March 30 and April 2, 2007, we completed a private placement of 4,430,588 Units at a price of US$3.40 per Unit for aggregate proceeds of approximately US$15,064,000.

          Each Unit consisted of one Share and one Warrant. Each Warrant entitles the holder to purchase one Warrant Share at a price of US$4.00 per share until March 30, 2009. The Warrants include an acceleration provision pursuant to which, if the volume weighted average price of our common shares over a period of 30 consecutive trading days exceeds US$6.00 per share, we have the right, but not the obligation, to accelerate the expiry date of the Warrants to a date which is 20 business days after the date we provide written notice to the warrantholders (the “Accelerated Expiry Date”). The right to accelerate the expiry of the Warrants is only exercisable if on the date of providing notice of the acceleration of the Warrants and on the Accelerated Expiry Date (i) the Warrants have been outstanding for at least four months and (ii) the Warrant Shares are the subject of a valid registration statement under the Securities

Act of 1933. The Private Placement was conducted partly through placement agents. The Placement Agents received a US$644,400 cash commission and 426,559 Warrants.

          In connection with the Private Placement, we agreed to file a prospectus in Canada and a registration statement in the United States to qualify the re sale of the Shares and Warrant Shares, including the Warrant Shares issuable upon exercise of Warrants issued to the placement agents. If a preliminary prospectus and registration statement is not filed by May 30, 2007, we will be required to pay a penalty equal to 1% of the proceeds of the Private Placement to the holders of the Units, and will be required to pay an additional 1% of the proceeds of the Private Placement for each 30 days thereafter that a preliminary prospectus and registration statement has not been filed. If we do not file a final prospectus and registration statement on or before July 28, 2007, we will be required to pay a penalty equal to 1% of the proceeds of the Private Placement to the holders of the Units, and will be required to pay an additional 1% of the proceeds of the Private Placement for each 30 days thereafter that a final prospectus and registration statement has not been filed, to a maximum of 12% of the proceeds of the Private Placement. In addition to registering the Shares and Warrant Shares issued or issuable to the investors in the Private Placement for resale, we agreed to register the Warrant Shares issuable upon exercise of the Warrants issued to the placement agents or their assignees.

Proposed Acquisition of Pixology plc

          On April 25, 2007, we announced that we had reached an agreement with the board of directors of Pixology plc (“Pixology”) on a recommended all cash offer by PhotoChannel for all of the issued and to be issued shares of Pixology (the “Offer”) for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share) (the “Offer Price”). Pixology currently has 20,273,840 ordinary shares issued and outstanding. The Offer values the existing issued share capital of Pixology at approximately £8.1 million (approximately Cdn$18,225,000). We intend to use our currently available cash reserves to complete the acquisition. A portion of those cash reserves resulted from the Private Placement.

The Offer

          The Offer is conditional upon, inter alia, valid acceptances being received in respect of the Offer (and which have not, where permitted, been withdrawn), which will result in us holding Pixology shares carrying more than 90 per cent of the voting rights normally exercisable at general meetings of Pixology. There is no assurance that we will obtain acceptances for the Offer from the required number of Pixology shareholders. Further, we cannot assure that there will not be a competing offer for Pixology. Accordingly, w e cannot guarantee that we will complete the acquisition of Pixology.

          We have received irrevocable undertakings from directors of Pixology to accept the Offer in respect of 3,266,218 Pixology shares, representing approximately 16.1 per cent of Pixology’s issued share capital. We have also received irrevocable undertakings from a former Pixology director and his related party to accept the Offer in respect of 573,281 Pixology shares, representing approximately 2.8% of Pixology’s issued share capital. These undertakings will continue to be binding even if a competing offer for Pixology is made, unless our offer lapses. In addition to the above undertakings, certain Pixology shareholders have agreed to accept or procure acceptance of the Offer in respect of a further 7,137,560 Pixology shares, representing a further 35.2% of the outstanding Pixology shares. These undertakings will cease to be binding in the following circumstances: (i) in respect of 5,692,560 Pixology shares, if a competing offer is announced prior to 1:00 p.m. on the fifth business day following the posting of the formal offer document, at a price which exceeds the Offer Price by at least 10%; and(ii) in respect of 1,445,000 Pixology shares if a competing offer is announced prior to 1:00 p.m. on the twentieth day following the posting of the offer document at a price which exceeds the Offer Price by at least 20%. We posted the offer document to the Pixology shareholders on May 22, 2007. The Offer is initially open for acceptance until June 11, 2007. Pursuant to the terms of the Offer, we may further extend the Offer until June 25, 2007. As of the date of this short form prospectus, no competing offer for the shares of Pixology had been announced.

Reasons for the Offer

              We made the Offer to acquire the shares of Pixology for the following reasons:

  The acquisition of Pixology will give us global reach and an international presence in the delivery of solutions for online printing. We have operations in North America, and intend to expand into Latin America, Asia and Australia. Pixology has operations in the United Kingdom and the United States. We believe that the combined companies will be able to expand internationally, in particular into Europe from a UK base, and throughout North America from our Vancouver offices.

  The acquisition of Pixology will expand our product offerings into the important kiosk software market. At present, printing of digital images through in-store kiosks represents a large portion of overall production of digital images, and most major Retailers provide in-store kiosks for their customers. Pixology has well established kiosk technology which has been tested and withstood the rigours of the retail environment. We estimate the cost to develop this technology would be approximately Cdn$2,000,000, and would twelve to twenty four months to complete, and would still not have been tested in a retail environment. Upon completion of the acquisition, we will in a reduced period of time, be able to offer our customers a more comprehensive, tested, integrated product range, which we have been advised by our customers will be more attractive to them.

  Relationships with large Retailers are important to our business. Pixology has a number of important customer relationships, which will expand our opportunity for growth. In particular, we believe Pixology has strong relationships with Tesco, Boots, Asda and Jessops in the United Kingdom, and with Costco in the United States. We believe the combined group will benefit from an expanded customer base.

  We will have greater critical mass upon completion of the acquisition of Pixology in terms of customer base. We believe that the combination of the two companies will enable us to compete more effectively with our major competitors and reduce our reliance on our current limited number of large Retailer clients.

Information Concerning Pixology

Overview

          Pixology is a public company incorporated in England and Wales whose shares are admitted to trading on AIM. Pixology is a provider of software for the digital photography industry and operates a business, parts of which are similar to that of PhotoChannel. Pixology is focused exclusively on this market and has developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology’s customers are principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States and Canada and Tesco, Boots, Asda and Jessop’s in the United Kingdom.

          Pixology has two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to the PhotoChannel Network. Pixology’s particular area of expertise is in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology has been providing this service in the retail environment for the past four years. This service is currently provided to a number of retail customers including Tesco, Jessops and Costco.

          Pixology also provides online digital printing solution similar to the PhotoChannel Network. This service is in its second year of operation. Current customers for this service include Tesco, Asda and Boots in the United Kingdom. We believe that this service is not as developed as the PhotoChannel Network. We expect that customers of Pixology will benefit from the additional technology we will be able to provide upon completion of the Offer, and may see an increase in the use of online printing as a result.

          Financial statements of Pixology will be included in the final short form prospectus. The financial statements will be prepared in accordance with Canadian generally accepted accounting principles (“GAAP”)and Canadian generally accepted auditing standards (“GAAS”) and are expected to include consolidated balance sheet, consolidated statements of shareholders’ equity (deficiency), loss and deficit, and cash flows as at and for the year ended December 31, 2006, together with unaudited comparative numbers as at and for the year ended December 31, 2005; unaudited consolidated interim financial statements of Pixology for the three-month periods ended March 31, 2007 and 2006; and our unaudited pro forma consolidated financial statements for the year ended September 30, 2006 and the six-month period ended March 31, 2007, consisting of a pro forma balance sheet, pro forma income statement, pro forma earnings per share, and compilation report. Financial information relating to Pixology disclosed herein has been extracted from sources we believe to be reliable, but has not been prepared in accordance with Canadian GAAS or GAAP. Such information is subject to amendment or change upon delivery of the Pixology financial statements to be included in the final short form prospectus. Investors should treat such information with caution. For the year ended December 31, 2006, Pixology reported a loss of approximately £211,337(approximately Cdn$437,279) on revenue of £5,153,000 (approximately Cdn$10,66,000). Pixology also reported that recurring revenue increased from 59% of total revenue to 82% of total revenue. However, Pixology also lost a major customer during fiscal 2006, and has reported that it expects to lose between £1.35 and £1.65 million during 2007.

Effect on Financial Position

          We intend to continue to develop the business of Pixology both in terms of its technology and in terms of its business. Should the Offer be accepted, we expect the existing customers of both PhotoChannel and Pixology will benefit from a wider ranges of services, and greater efficiencies. We intend that the existing fixed assets of Pixology, being primarily intellectual property relating to software and systems and in store kiosks, will continue to be employed and developed within the combined companies. We expect that the Pixology Online Photo Center offering will be combined with the PhotoChannel Network to provide Retailers with a single, integrated solution.

          The headquarters of the combined group would be located in Vancouver, British Columbia, although we intend to maintain a substantial presence in the United Kingdom to satisfy customer needs, take advantage of existing Pixology staff, and to continue to develop Pixology’s technology.

          Pixology has announced that it expects to experience a loss of between £1.35 and £1.65 million. If we complete the acquisition of Pixology, we expect to incur a corresponding loss relating to Pixology operations. In the short term, the acquisition of Pixology will have an adverse effect on our earnings, but we expect the acquisition will, over the medium to long term, result in a stronger company. We intend to rationalize operations across both companies, particularly in areas that are duplicated, and expect to obtain cost savings through such rationalization. Initially, the current Chief Executive Officer and Chief

Technology Officer of Pixology have agreed to resign their positions within 30 days of the Offer becoming unconditional. We will also eliminate the current expenses Pixology incurs as a result of being a public company in the United Kingdom, and expect to take advantage of additional cost reductions as management and operational synergies are implemented and realized. In the aggregate, we estimate that those synergies will result in a total cost savings of approximately Cdn$3,000,000.

USE OF PROCEEDS

          The proceeds from the sale of the Common Shares offered pursuant to this short form prospectus are solely for the account of the Selling Shareholders. Accordingly, we will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. We will, however, receive the proceeds from any exercise of the Warrants. The proceeds from the sale of the Warrant Shares will be added to general working capital.

SELLING SHAREHOLDERS

          We are registering the Common Shares covered by this short form prospectus on behalf of the Selling Shareholders named in the table below. On March 26, 2007, we entered into a securities purchase agreement with certain investors all of whom are Selling Shareholders, pursuant to which we sold an aggregate of 4,430,588 Shares and issued 4,430,588 Warrants in the Private Placement. The Private Placement was completed on March 30 and April 2, 2007. In addition, we issued 426,559 Warrants to the Placement Agents, who are, or whose assignees are, Selling Shareholders. Each of the Placement Agents is a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934. This short form prospectus covers the offer and sale by the Selling Shareholders of up to all of the 8,861,176 Common Shares issued to those Selling Shareholders who acquired such securities pursuant to the securities purchase agreement (including the Warrant Shares issuable upon the exercise of the Warrants) and 426,559 Common Shares issuable to the placement agents who are also Selling Shareholders upon exercise of the Warrants issued to such placement agents. We are registering the Common Shares to permit the Selling Shareholders to resell the Common Shares. The Selling Shareholders are not under any obligation to sell all or any portion of their Common Shares, nor are the Selling Shareholders obligated to sell any of their securities immediately after the date of this prospectus.

          The table below lists in the first column the Selling Shareholders. The second column lists the number of Common Shares being offered for sale by the Selling Shareholders under this prospectus, assuming the exercise of all Warrants. The third column lists the total number of common shares owned by each Selling Shareholder prior to this Offering, assuming the exercise of all Warrants. The fourth column assumes the sale of all of the Common Shares offered by the Selling Shareholders pursuant to this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. Except as indicated by footnote, the Selling Shareholders have sole voting and investment power with respect to the Common Shares. Except as otherwise disclosed below, the Selling Shareholders do not have, and have not within the past three years had, any position, office or other material relationship with us.

          Percentage of beneficial ownership is based on 37,412,376 of our common shares outstanding on May 25, 2007, giving effect to the sale of 9,287,735 Common Shares to the Selling Shareholders in the Private Placement (including the potential issuance of up to 4,857,147 Warrant Shares assuming full exercise of the Warrants). This information has been supplied by the Selling Shareholders.

Name of Selling Shareholder(1)	Number of Common Shares being offered(2)	Common Shares owned prior to this Offering(2)		Common Shares owned after this Offering(2)
		Number	Percent	Number	Percent
Credence Capital Partners L.P.	40,000	40,000	0.1%	0	0.0%
Cadence Master, Ltd.	200,000	200,000	0.5%	0	0.0%
LC Capital Master Fund, Ltd.	2,000,000	2,000,000	5.4%	0	0.0%
LC Capital / Capital Z SPV, L.P.	200,000	200,000	0.5%	0	0.0%
Phoenix Partners, L.P.	318,000	318,000	0.9%	0	0.0%
Phaeton International (BVI) Limited	282,000	282,000	0.8%	0	0.0%
Millennium Partners, L.P.	2,941,176	3,024,976	8.1%	83,800(3)	0.2%
Alec Harry Berman	40,000	40,000	0.1%	0	0.0%
Schottenfeld Qualified Associates, L.P.(4)	210,000	210,000	0.6%	0	0.0%
Schottenfeld Group LLC(4)	138,000	138,000	0.4%	0	0.0%
Rick Schottenfeld(4)	58,577	58,577	0.2%	0	0.0%
Kress Investment Associates L.P.	120,000	206,000	0.6%	86,000	0.2%
P.A.W. Long Term Partners, L.P.	200,000	300,000	0.8%	100,000	0.3%
Glacier Partners, L.P.	100,000	100,000	0.3%	0	0.0%
Proximity Fund, L.P.	350,000	567,500	1.5%	217,500	0.6%
Itasca Capital Partners LLC	50,000	124,650	0.3%	74,650	0.2%
Wall Street Capital Partners, L.P.	150,000	200,000	0.5%	50,000	0.1%
Great Gable Master Fund	100,000	1,100,075	2.9%	1,000,075	2.7%
600991 BC Ltd	500,000	551,450	1.5%	51,450	0.1%
Richard Chalmers	50,000	70,000	0.2%	20,000	0.1%
Robert Catenacci	50,000	90,000	0.2%	40,000	0.1%
Andrew Jappy	50,000	50,000	0.1%	0	0.0%
Donald Fraser	50,000	60,000	0.2%	10,000	0.1%
Craft Capital Corp.	50,000	120,400	0.3%	70,400	0.2%
LND Venture Fund, LLC	200,000	200,000	0.5%	0	0.0%
Ventana Trading Corporation	120,000	120,000	0.3%	0	0.0%
Columbus Capital Partners L.P.	89,400	341,900	0.9%	252,500	0.7%
Columbus Capital Offshore Fund, Ltd.	10,600	40,800	0.1%	30,200	0.7%
Merriman Curhan & Ford LLP(5)	47,500	47,500	0.1%	0	0.0%
Tejas Incorporated(6)	320,000	320,000	0.9%	0	0.0%

Name of Selling Shareholder(1)	Number of Common Shares being offered(2)	Common Shares owned prior to this Offering(2)		Common Shares owned after this Offering(2)
		Number	Percent	Number	Percent
Tejas Securities Group Inc.(6)	104,482	248,182	0.7%	143,700	0.4%
Kurt J. Rechner(7)(8)	11,500	11,500	0.0%	0	0.0%
John J. Gorman (7)(9)	46,000	46,000	0.1%	0	0.0%
Morris Dean Weiss (7)(10)	24,500	24,500	0.1%	0	0.0%
John Michael Porter (7)(11)	6,000	6,000	0.1%	0	0.0%
Michael Ian Mellon (7)(12)	10,000	10,000	0.0%	0	0.0%
Phillip Howard Roberson (7)(13)	6,000	6,000	0.0%	0	0.0%
Dave Koch	24,000	24,000	0.1%	0	0.0%
Ron Weiss	14,000	14,000	0.0%	0	0.0%
Lucas Rosen	6,000	6,000	0.0%	0	0.0%
TOTAL	9,287,735	11,518,010		2,146,475

(1)	All shares indicated below are owned both of record and beneficially by the selling shareholder except as otherwise indicated.
(2)

Although the Selling Shareholders have not expressed a specific intention as to the number of our Common Shares to be sold, the table shows the ownership that would result if all such Selling Shareholders’ Common Shares purchased under the Private Placement, including the Warrant Shares, were sold. Any common shares owned by the Selling Shareholders that are not registrable common shares pursuant to the Private Placement are not assumed to be sold.

(3)	These shares are held by Millenco LLC, an affiliate of Millennium Partners, L.P.
(4)

Each of Schottenfeld Qualified Associates L.P., Schottenfeld Group LLC are affiliated with Rick Schottenfeld. Schottenfeld Group LLC was assigned 68,000 Warrants from Tejas Securities Group Inc., and Rick Schottenfeld was assigned 58,577 Warrants from Tejas Securities Group Inc..

(5)	Merriman Curhan & Ford LLP is a broker dealer registered under Section 15 of the Securities Exchange Act of 1934.
(6)

Tejas Securities Group Inc. is a broker dealer registered under Section 15 of the Securities Exchange Act of 1934. Tejas Securities Group Inc. is an affiliate of Tejas Incorporated. Tejas Securities Group Inc. assigned 274,577 Warramts they received in their capacity as Placement Agent to the certain of its affiliates denoted by notes 8 to 13to this table, and to Schottenfeld Group LLC and Rick Schottenfeld.

(7)	Warrants assigned to the Selling Shareholder by Tejas Securities Group Inc.
(8)	Mr. Rechner is the President of Tejas Securities Group Inc.
(9)	Mr. Gorman is the Chairman of Tejas Incorporated.
(10)	Mr. Weiss is a registered representative of Tejas Securities Group Inc.
(11)	Mr. Porter is registered representative of Tejas Securities Group Inc.
(12)	Mr. Mellon is an employee of Tejas Securities Group Inc.
(13)	Mr. Roberson is an employee of Tejas Securities Group Inc.

CONSOLIDATED CAPITALIZATION

          There have been no material changes to the share and loan capital of the Corporation since December 31, 2006 other than the Private Placement. The following table sets out the effect of the Private Placement on our share and loan capital:

		Outstanding as at	Outstanding as at April
		December 31, 2006 before	30, 2007 after giving
	Outstanding as at	giving effect to the Private	effect to the Private
	September 30, 2006	Placement	Placement(1)(2)
Capital	(audited)	(unaudited)	(unaudited)
	Cdn$	Cdn$	Cdn$

Capital Stock	49,115,790	50,809,040	61,983,233

Contributed Surplus	9,958,544	10,078,028	10,078,028

Warrants	338,314	162,559	5,174,040

Number of Common Shares	26,048,359(3)	27,062,101	31,492,689

Number of Preferred Shares	Nil	Nil	Nil

(1)

After deducting expenses of this short form prospectus, estimated at Cdn$150,000 and excluding 385,886 Common Shares issued since December 31, 2006 upon the exercise of previously issued warrants and options without par value granted by us.

(2)	Excluding the potential issuance of 4,857,147 Warrant Shares.
(3)

On November 2, 2006, we implemented a consolidation of our common shares on a one new common share for 10 old common share basis. The number of shares outstanding as at September 30, 2006 has been adjusted to reflect the consolidation.

DESCRIPTION OF COMMON SHARES

          We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. Except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series, each holder of the common shares is entitled to receive notice of, to attend and to vote at all meetings of our shareholders. Subject to the rights, privileges, restrictions and conditions attached to any other class of our shares, the holders of the common shares are also entitled to receive dividends if, as and when declared by our directors and are entitled to share equally in our remaining property of the upon our liquidation, dissolution or winding-up. None of our shares, other than common shares, are currently issued and outstanding.

PLAN OF DISTRIBUTION

          The Selling Shareholders are entitled to the benefits of a registration rights agreement entered into as of March 26, 2007, between each of the Selling Shareholders and us (the “Registration Rights Agreement”), pursuant to which we agreed to file this short form prospectus as a base shelf prospectus with the British Columbia and Ontario Securities Commissions under the Canadian shelf prospectus system and a registration statement including this short form prospectus with the SEC under the Securities

Act (the “Shelf Registration Statement”) covering resales in the United States and Canada of the Common Shares.

          All shelf information omitted from this base shelf prospectus will be contained in a shelf prospectus supplement that will be delivered to purchasers together with this base shelf prospectus. Each shelf prospectus supplement will be incorporated by reference into this base shelf prospectus as of the date of the shelf prospectus supplement and only for the purposes of the distribution to which the shelf prospectus supplement pertains.

          The Selling Shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their Common Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling Common Shares:

  ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

  block trades in which the broker dealer will attempt to sell the Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker dealer as principal and resale by the broker dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales effected after the date of this short form prospectus;

  close out short positions and return borrowed shares in connection with such short sales;

  broker dealers may agree with the Selling Shareholders to sell a specified number of such Common Shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

          The Selling Shareholders may also sell Common Shares under Rule 144 or Rule 904 under the Securities Act, if available, rather than under this short form prospectus. Selling Shareholders may also rely on the exemption provided under National Instrument 45 102 “Resale of Securities” for sales of the Common Shares in Canada.

          Broker dealers engaged by the Selling Shareholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

          The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time under this short form prospectus, or under an amendment or supplement to this short form prospectus amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this short form prospectus.

          Upon the Corporation being notified in writing by a Selling Shareholder that any material agreement has been entered into with a broker-dealer for the sale of Common Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this short form prospectus will be filed, if required, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such Common Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this short form prospectus, and (vi) other facts material to the transaction. In addition, upon the Corporation being notified in writing by a Selling Shareholder that a donee or pledgee intends to sell more than 500 Common Shares, a supplement to this short form prospectus will be filed if then required in accordance with applicable securities laws.

          The Selling Shareholders also may transfer the Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this short form prospectus.

          The Selling Shareholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholder. Each Selling Shareholder has represented and warranted to the Corporation that it acquired the securities subject to the registration statement in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. Each Selling Shareholder has further agreed to comply with applicable securities legislation in the jurisdiction in which the securities are sold including the obligation to deliver a copy of this prospectus to the Purchaser of Common Shares if the Common Shares are sold in Canada under this Prospectus.

          The Corporation has advised each Selling Shareholder that it may not use shares registered on the Shelf Registration Statement to cover short sales of Common Shares made prior to the date on which the Shelf Registration Statement shall have been declared effective by the SEC. If the Selling Shareholders use this short form prospectus for any sale of the Common Shares, they will be subject to the prospectus delivery requirements of the Securities Act and Canadian securities legislation. The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective shares under the Shelf Registration Statement.

          We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the Common Shares. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Common Shares offered by this short form prospectus.

          No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution to effect any other transactions that are intended to stabilize or maintain the market price of the securities.

          In connection with any distribution of the Common Shares, other than an “at the market distribution”, the underwriters, if any, may allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

          Our outstanding Common Shares are listed on the TSX-V and quoted on the OTCBB. The TSX-V has approved the listing of the Shares and Warrant Shares.

RISK FACTORS

          Investing in our common shares involves risks. You should carefully consider the risks described below and the other information in this short form prospectus or incorporated by reference in this short form prospectus before investing in our common shares. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. These Risks are set out in our Form 20F for the year ended September 30, 2006, which has been filed in Canada as our annual information form, and which is incorporated herein by reference. If any of the risks described in our annual information form, or any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating to the Business

          Our business operations and our securities are subject to a number of substantial risks, including those described below. If any of these or other risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially and adversely affected. Any person who is not in a position to lose the entire amount of any investment should not invest in our securities.

The Following Risks Relate to Our Business Operations

In the past we have relied on the proceeds of financings to fund our operations. If we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations.

          Since inception we have operated at a loss and, at September 30, 2006, had an accumulated deficit of Cdn$55,977,886 and working capital of Cdn$2,088,763. We are not currently generating sufficient revenues to cover our operating expenses, however, our revenues continue to grow year over year at a rate that exceeds our growth of expenses. If our revenue growth slows or declines and our expenses do not slow or decline at a greater rate we may be unable to generate positive cash flows. If we are unable to generate positive cash flow from operations and raise the funds necessary to continue existing operations, we may be required to either limit, curtail, cease or stop operations. In the event that we cease or stop operations, shareholders could lose their entire investment. Historically, we have funded our operating, administrative and development costs through the sale of equity capital or debt financing.

We have had and may continue to have capital requirements in excess of our currently available resources. We may require additional capital to further finance the development and implementation of our business objectives. In the event that our plans and/or assumptions change or prove inaccurate, or we are unable to obtain further financing, or such financing and other capital resources, in addition to projected cash flow, if any, prove to be insufficient to fund operations, our continued viability could be at risk. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted. There is no assurance that we will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists some doubt that we will be able to continue as a going concern.

          As of September 30, 2006, we had cash and cash equivalents of approximately Cdn$2,000,000 and as of May 25, 2007, we had cash and cash equivalents of over Cdn$19,000,000.

Our business is primarily focused on the Canadian marketplace. However, as we enter the United States and other jurisdictions and should our product set be accepted, we could have significant exposure to foreign exchange rates, which may adversely impact our business model.

          We have been focused on the Canadian marketplace. Although we have a limited number of customers and revenue generated from the United States marketplace, we are now focused more on the United States marketplace. The United States marketplace for photofinishing is approximately ten times the size of the Canadian marketplace and should we be successful in the United States market, we would expect a substantial portion of our operations to be based on sales and services rendered to customers in the United States. Further, should we be successful in our recently announced offer to acquire Pixology Plc., we expect a substantial portion of our sales and services will be rendered to customers in the United Kingdom. Finally, we may expand the delivery of our service to customers outside of the Canada, the United States and the United Kingdom. As a result, our financial performance will be affected by fluctuations in the value of the Canadian dollar against the currencies in the jurisdictions in which we operate, including the United States and the United Kingdom. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our audited financial statements contain a footnote about our ability to continue as a going concern. The auditor’s report on our September 30, 2006 consolidated financial statements contains additional comments that indicate that some doubt exists about our ability to continue as a going concern. If we are unable to continue as a going concern, we would be required to restate our consolidated financial statements on a liquidation basis.

          Our consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2006, we had an accumulated deficit of Cdn$55,977,886, (December 31, 2006 - Cdn$56,015,077) which, if prepared under US GAAP, would have been an accumulated deficit of Cdn$51,716,664 (December 31, 2006 - Cdn$51,753,885). We continue to incur operating losses, including non-cash items, of Cdn$2,639,160 during fiscal 2006 (2005 - Cdn$3,167,761, 2004 - Cdn$3,078,188), Cdn$54,390 during the first quarter ended December 31, 2006. Our ability to continue as a going concern and the recoverability of the amounts expended on research and development are dependent on our ability to achieve profitable operations. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our consolidated financial statements were prepared.

          Under generally accepted auditing standards in the United States of America (“U.S. GAAS”), the auditors’ report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our consolidated financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

          We have taken steps to address these uncertainties and to enable us to continue as a going concern through the end of fiscal year 2007 and beyond. This plan included completing the Offering, expanding our customer base, and increasing revenues from operations. We believe we have sufficient funds to ensure our continuance as a going concern.

Our operating results are affected by the seasonal nature of our business

          Our business is seasonal, with a significant proportion of our recurring revenues being generated during our first fiscal (fourth calendar) quarter. As a result, any stoppages or interruptions in the provision of our Network to our customers during our first fiscal (fourth calendar) quarter could have an exponentially adverse effect on our operating results and our relationships with our customers. Our limited operating history makes it difficult for us to assess the impact of seasonal factors on our business or whether our business is susceptible to cyclical fluctuations in the economy. In addition, our rapid growth may have overshadowed seasonal or cyclical factors which might have influenced our business to date.

Our quarterly results may fluctuate

          Our future revenues and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. Factors that could cause results to vary include:

  demand for services, including seasonal and holiday demand;
  the ability of our customers to attract and retain visitors to their websites;
  the ability of our customers to encourage repeat purchases from their customers;
  the pricing and marketing strategies of our customers;
  the cost of expanding or enhancing the services we provide to our customers;
  declines or disruptions in the travel industry, and factors which may lead to such declines;
  volatility in our stock price, which may lead to higher stock based compensation expense under newly adopted accounting standards;
  consumer preferences for digital photography; and
  improvements in the quality, cost and convenience of desktop printing of digital pictures and products.

          Based upon the factors cited above, quarter to quarter comparisons of our operating results may not be a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors, which may result in a decline in the market price of our common shares.

Our solutions are relatively new. If they are not accepted in the marketplace, our business could be materially and adversely affected.

          Our Network has only been marketed since May 2001. While we believe we are seeing increased acceptance of our services and business model, there can be no assurance that our services will receive the widespread market acceptance necessary to sustain profitable operations. Even if our services attain widespread acceptance, there can be no assurance we will be able to meet the demands of our customers on an ongoing basis. Our operations may be delayed or halted as a result of failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. We cannot assure that the Network will be accepted in the marketplace to yield material and sustained revenues. If our product is not accepted in the market place, our business could be materially and adversely affected.

          Our business is focused on a market niche that has never been fully addressed, and hence our operations are subject to a high level of uncertainty and risk. As the market for our service is new and evolving, it is difficult to predict the size of the market, the future growth rate, if any, or the level of premiums the market will pay for our services. There can be no assurance that the market for our services will emerge to a profitable level or be sustainable. There can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will continue to be materially and adversely affected.

          Ultimately, our success will depend upon consumer acceptance of the use of the Internet to deliver digital media, including, delivery of digital images to our retailers for production. We rely on our retailer customers to market these services to end users. While we assist retailers with their marketing programs, we cannot assure that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining end user customers. The failure to attract end user customers will adversely affect our business. In addition, if our service does not generate revenue for the retailer, whether because of failure to market it, we may lose retailers as customers, which would adversely affect our revenue.

We are currently dependent on a limited number of key customers, the loss of which could materially and adversely affect our business.

          We generate a significant portion of our revenue from a small number of customers. During fiscal 2006, we earned Cdn$2,901,787 from two customers, representing 71% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

If we are unable to respond to rapid technological change and improve our products, our business could be materially and adversely affected.

              The market for our products is characterized by:

  rapidly changing technology;
  evolving industry standards; and
  frequent introduction of new services which may be comparable or superior to our services.

          Our success will depend upon acceptance by our retailer customers and their end users of our existing solution and our ability to enhance these solutions and introduce new solutions and features to meet changing customer demands. We cannot assure that we will be successful in identifying, developing and marketing new solutions or enhancing our existing solutions. We may introduce unsatisfactory solutions to the market, negatively impacting our ability to generate sales. In addition, we cannot assure that solutions or technologies developed by others will not render our solutions or technologies non competitive or obsolete.

          To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our solutions and our network services. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing online operations, network services and proprietary technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the varied needs of our existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our solutions, the network services and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that we will successfully implement new technologies or adapt our solutions, network services, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a timely manner in response to changing market conditions or customer requirements for technical, legal, financial or other reasons, our business could be materially adversely affected.

We may have difficulty in managing our growth

          Expected rapid growth in all areas of our business may place a significant strain on our operational and technical resources. We expect that operating expenses and staffing levels may be required to increase in the future. To manage our growth, we must expand our operational and technical capabilities and manage our employee base, while effectively administering multiple relationships with various third parties, including affiliates. We cannot assure that we will be able to effectively manage our growth. The failure to effectively manage our growth could result in an inability to meet our customer demands, leading to customer dissatisfaction and loss. Loss of customers could adversely effect our operating results.

We compete with others who provide products comparable to our products. If we are unable to compete with current and future competitors, our business could be materially and adversely affected.

          We operate in a competitive market place. Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Digital print services are provided by a wide range of companies. Competitors in the market for the provision of digital print services for retailers include Snapfish (a Hewlett-Packard (“HP”) service), Pixology plc, LifePics and Storefront.com Online Inc. In addition, end users have a variety of ways in which to obtain their prints, including through kiosk services at many retailers, online services such as Kodak Easyshare, Snapfish and Shutterfly, Internet portals and search engines such as Yahoo!, AOL and Google that offer digital photography solutions, and home printing solutions offered by Hewlett Packard, Lexmark, Epson, Canon and others. Many of our competitors have:

  longer operating histories;
  significantly greater financial, technical and marketing resources;
  greater name and product recognition; and

  larger existing customer bases.

          As potential competitors introduce competing solutions we may encounter additional and more intense competition. We may experience delays or difficulties in introducing new functionalities into our services, allowing competitors to exploit opportunities in the market. We cannot be certain that we will be able to compete successfully against current and future competitors. If we are unable to do so it will have a material adverse effect on our business, results of operations and financial condition.

We rely on our ability to attract and retain customers. If we are unable to maintain reliability of our Network solution we may lose both present and potential customers.

          Our ability to attract and retain customers depends on the performance, reliability and availability of our services and network infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely to provide such service. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of the websites we host for our customers, which would lower the quality of the consumers’ experiences. Service disruptions could adversely affect our revenues and if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other website operators for access to our Network. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

          The infrastructure relating to our services are vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Security breaches relating to our activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage our reputation and relationships with our customers and strategic partners. We could be liable to our customers for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by us may not prevent disruptions or security breaches.

We rely on third parties for the development and maintenance of the Internet and the availability of increased bandwidth to users

          The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce. Our business will depend on the ability of our customers’ consumers to use the Network without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to our services. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems for providing reliable Internet access and services. The failure of the Internet to achieve these goals may reduce our ability to generate significant revenue.

          Our principal customers, being photofinishing retailers, must install high speed Internet access to be able to provide online one hour in store photofinishing. Our experience has been that the provision of in store printing leads to an increase in the use of our Network. Our customers have not always been able to install high speed Internet access on a timely basis, resulting in a delay in the deployment of our Network and a corresponding delay or loss of revenues. We expect delays in the installation of high speed Internet access to continue in the foreseeable future.

          Our penetration of a broader consumer market will depend, in part, on continued proliferation of high speed Internet access. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of products and services, which would cause our revenue to decrease. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner.

We may not be able to protect and enforce our intellectual property rights, which could result in the loss of our rights, loss of business or increased costs.

          Our success and ability to compete depends, to a large degree, on our current technology and, in the future, technology that we might develop or license from third parties. To protect our technology, we have used the following:

  confidentiality agreements;
  retention and safekeeping of source codes; and
  duplication of such for backup.

          Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use our technology or proprietary information. In addition, effective proprietary information protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to:

  enforce our intellectual property rights;
  protect our trade secrets; or
  determine the validity and scope of the proprietary rights of others.

          Such misappropriation or litigation could result in substantial costs and diversion of resources and the potential loss of intellectual property rights, which could impair our financial and business condition. Although currently we are not engaged in any form of litigation proceedings in respect to the foregoing, in the future, we may receive notice of claims of infringement of other parties' proprietary rights. Such claims may involve internally developed technology or technology and enhancements that we may license from third parties. Moreover, although we sometimes may be indemnified by third parties against such claims related to technology that we have licensed, such infringements against the proprietary rights of others and indemnity there from may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require us to spend time and money defending against them, and, if they were decided adversely to us, could cause us to:

  pay damages;
  be subject to injunctions; or
  halt deployment of our Network and products while we re-engineer them or seek licenses to the necessary technology, which necessary technology may increase our costs and might not be available on reasonable terms.

              Any of these factors could have a material and adverse effect on our financial condition and business.

The loss of any of our executive officers, key personnel or contractors would likely have an adverse effect on our business.

          We are dependent upon our management, employees and contractors for meeting our business objectives. In particular, members of the senior management team play key roles in our executive management and technical development. We do not carry key man insurance coverage to mitigate the financial effect of losing the services of any of these key individuals. Our loss of any of these key individuals most likely would have an adverse effect on our business.

          In addition, we may require additional capabilities, especially in our representation on the board of directors. We cannot assure that we will be successful in attracting personnel of the appropriate calibre.

If the facility where all of our computer and communications hardware is located fails, our business and results of operations would be harmed.

          Our ability to provide our service depends on the uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our service is located at a single third party hosting facility in Vancouver, British Columbia. Our systems and operations could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, terrorist attacks, acts of war and similar events. We do not recently have redundant systems in multiple locations, and we do not have business interruption insurance to compensate us for losses that may occur. In addition, the impact of any of these disasters on our business may be exacerbated by the fact that we do not have a disaster recovery plan in place.

Our technology may contain undetected errors that could result in limited capacity or an interruption in service

          Our technology may contain undetected errors or design faults which may cause our service to fail and result in the loss of, or delay in, acceptance of our services. If the design fault leads to an interruption in the provision of our services or a reduction in the capacity of our services, we would lose revenue. In future, we may encounter scalability limitations that could seriously harm our business.

We may divert our resources to develop new product lines, which may result in fluctuations in our expenditures

          In order to remain competitive, we must continually develop new product lines for our customers. For instance, we are currently developing a music download service. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources and diverting these resources to the development of new product lines may result in reduced customer service turn around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of existing shareholders.

          We may pursue acquisitions of businesses, technologies or services. Integrating newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary to raise additional funds through public or private financings. Additional funds may not be available on terms favorable to us and, in the case of equity financings, would result in additional dilution to our existing shareholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations may suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert management’s attention. Future acquisitions by us could result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

The Following Risks Relate to Our Proposed Acquisition of Pixology

          While we have not yet completed the acquisition of Pixology, and there remains some doubt whether the shareholders of Pixology will accept our offer to purchase their common shares, if we do complete the acquisition of Pixology, we will face a number of challenges in integrating and further developing the Pixology business. The risks associated with the acquisition of Pixology, include:

Our offer may not be accepted by sufficient Pixology shareholders for us to take up the Pixology shares and complete the acquisition of Pixology .

          The Offer may not be accepted by the Pixology shareholders, or it may not be accepted by Pixology shareholders holding enough Pixology shares to satisfy the conditions for us to declare the Offer unconditional and take up their shares. We will not be entitled to any break fee in connection with the Offer, and if the acquisition is not completed, the costs associated with the Offer will not be recoverable. The failure to complete the acquisition may have an adverse affect on our financial results.

We have made the offer to acquire Pixology for strategic reasons, which will only be realized if our operations and those of Pixology plc. can be effectively integrated.

          The offer to acquire all of the outstanding shares of Pixology was made with the expectation that its successful completion will result in long-term strategic benefits. These anticipated benefits will depend in part on whether the operations of PhotoChannel and Pixology can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial benefits may be less than anticipated. Efforts to integrate the operations of Pixology into our consolidated operations may place significant strain on our management, systems and resources and may significantly divert management’s attention away from other business concerns, thereby materially impacting our operating results and financial condition. Additional risks with the acquisition include the maintenance of uniform standards, controls, procedures and policies and the potential impairment of relationships with employees and customers.

          Although we have conducted investigations of, and engaged legal counsel to review, the corporate, legal, financial and business records of Pixology, there may be liabilities that we may not have uncovered in our due diligence prior to the completion of the acquisition of Pixology. Liabilities could include regulatory non-compliance and claims from existing or former customers or suppliers to Pixology. Such matters and any other matters that we are unaware of at this time, individually or in the aggregate, could have a material adverse affect on our business, financial condition, or results of operations. We will have no recourse against Pixology if any such liabilities are found to exist.

          In addition, although we have taken measures to verify that information about Pixology contained in this prospectus is accurate and complete, we can make no assurance in this regard and risks remain that there may be undisclosed and unknown liabilities of Pixology’s business and assets.

Pixology has never operated at a profit, and if we are unable to operate Pixology’s business profitably, our business and financial results may be materially and adversely affected.

          Pixology reported a losses for the year ended December 31, 2006 and 2005 of £211,337 (approximately Cdn$437,279) and £1,353,705 (approximately Cdn$3,078,701) respectively. While Pixology’s losses have narrowed over the past two years, the board of directors of Pixology have projected a loss of between £1.35 and £1.65 million for fiscal 2007. If we complete the acquisition, in an effort to reduce and eventually eliminate these losses, we intend to implement a plan to reduce costs across both companies, obtain new customers, expand our product offerings to current customers, and assist our Retailer customers to increase traffic to their digital offerings. If we are unable to reduce our operating costs or to increase our revenues as expected, our financial condition would be materially adversely affected.

If we complete the acquisition of Pixology, in addition to acquiring new customers and employees in a foreign jurisdiction, we will enter into the provision of a new service to customers, the provision of photo kiosk software, which we have not provided before, and for which we have no experience.

          We do not currently offer kiosk technology, and have limited experience in the delivery, development and operation of this technology, and our sales staff has limited experience in selling kiosk technology. While members of management and employees of Pixology will continue to be employed by the combined companies, there can be no assurance that we will be able to continue to retain those employees. If those employees were to leave the combined company prematurely and we are unable to adapt to the new technology we are acquiring, the expected benefits of the acquisition may not be fully realized, and our results of operations could be materially adversely affected.

The Following Risks Relate To The Market For Our Common Shares

At present, there is a limited market for our common shares in the United States. If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders' ability to sell their shares may be materially and adversely affected.

          Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board. Trading of these shares is presently concentrated in the Canadian marketplace. At present there is a limited trading market in the United States for our common shares and such is unlikely to develop further while we are quoted on the OTCBB. We have no agreement with any broker-dealer to act as a market-maker for our common shares. One or more broker-dealers have become market makers in our shares quoted on the OTC Bulletin Board. However, there is no guarantee that this will continue. Any trading is currently limited to the non-NASDAQ over-the-counter market. We have recently made application for quotation on the NASDAQ Capital Market. There can be no assurance that our application will be accepted or approved. We currently do not meet all of NASDAQ’s listing requirements because the audit committee of our board of directors is not entirely comprised of independent directors. Further, there can be no assurance that our securities will ever qualify for such listing or listing on any other US stock market or stock exchange. Accordingly, there can be no assurance that any US market for our securities will develop or, that if developed, it will continue. The absence of such a US market would materially and adversely affect the ability of US shareholders to sell their shares.

Risks Relating to this Offering

Our common shares may experience extreme price and volume volatility which may result in losses to our shareholders.

          On May 25, 2007, our common shares closed at a price of Cdn$4.25 on the TSX-V and US$3.98 on the OTCBB. For the period from May 1, 2006 to April 30, 2007, the adjusted high and low trading prices of our common shares on the TSX-V were Cdn$5.77 and Cdn$0.95, respectively, with a total trading volume of 17,274,000 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTCBB were US$4.88 and US$0.58, respectively, with a total trading volume of 20,011,100. The share prices and trading volumes have been adjusted to take into account the consolidation of our common shares on a one new for ten old basis implemented November 2, 2006. The trading volume of our shares on the OTCBB may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

          Daily trading volume on the TSX-V of our common shares for the period from May 1, 2006 to April 30, 2007 has fluctuated, with a high of 1,212,964 shares and a low of 1,100 shares, averaging approximately 73,500 shares. Daily trading volume on the OTCBB in our common shares for the period from May 1, 2006 to April 30, 2007 has fluctuated with a high of 510,726 and a low of 400, averaging approximately 79,700. Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

  actual or anticipated period-to-period fluctuations in financial results;
  litigation or threat of litigation;
  failure to achieve, or changes in, financial estimates by securities analysts;
  new or existing products or services or technological innovations by us or our competitors;
  comments or opinions by securities analysts or major shareholders;
  significant acquisitions, strategic partnerships, joint ventures or capital commitments;
  additions or departures of key personnel;
  sales of our common shares, including by holders of the notes on conversion or repayment by us in common shares;
  economic and other external factors or disasters or crises;
  limited daily trading volume; and
  developments regarding our patents or other intellectual property or that of our competitors.

          In addition, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of technology companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It is expected that such fluctuations in price and limited liquidity will continue in the foreseeable future which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

There may not be an active, liquid market for our common shares.

          There is no guarantee that an active trading market for our common shares will be maintained on OTCBB or the TSX-V. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

If there are substantial sales of our common shares, the market price of our common shares could decline.

          Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have no history of paying dividends, do not intend to pay dividends in the foreseeable future and may never pay dividends.

          Since incorporation, we have not paid any cash or other dividends on our common shares and do not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of our business. We will need to achieve profitability prior to any dividends being declared, which may never happen.

CERTAIN CANADIAN FEDERAL INCOME TAX INFORMATION
FOR UNITED STATES RESIDENTS

          In the opinion of Lang Michener LLP, counsel to the Registrant, the following summarizes the principal Canadian federal income tax considerations generally applicable only to the holding and disposition of Common Shares of the Registrant by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in or deemed to be resident in Canada, deals with the Registrant at arm’s length, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

          This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and counsel’s understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Registrant will be treated as a resident of Canada for purposes of the Tax Act and the Treaty. No opinion is provided in respect of any of the assumptions made in this summary.

          This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of Common Shares and should not be so construed. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances. The discussion below is qualified accordingly.

          Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends

          Dividends paid or deemed to be paid or credited by the Registrant to a U.S. Holder are subject to Canadian withholding tax at the rate of 25% unless reduced by applicable tax treaty. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Registrant’s voting shares). U.S. Holders to whom this Treaty rate of withholding tax on dividends may be relevant should consult with their own tax advisors with respect to taking all appropriate steps in this regard.

Disposition

          A US Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a Common Share only if the US Holder holds the Common Share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

          In general, provided the Common Shares are listed on a prescribed exchange in Canada at the relevant time (maintaining the current TSX-V listing would be sufficient for this purposes), Common Shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the US Holder and/or persons and entities not dealing at arm’s length with the US Holder (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of the Registrant, or (ii) the US Holder’s Common Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself “taxable Canadian property”.

          Furthermore, even if Common Shares are so held as “taxable Canadian property”, relief under the Treaty is generally available provided the value of the Common Shares is not derived principally from real property situated in Canada. Management has indicated that it believes that the value of the PhotoChannel’s Common Shares is currently not derived principally from real property in Canada. US Holders claiming Treaty relief should do so by filing a Canadian income tax return for the relevant taxation year, and should consult with their own advisors in this regard.

CERTAIN U.S. FEDERAL INCOME TAX INFORMATION
FOR UNITED STATES RESIDENTS

          In the opinion of Davis Wright Tremaine LLP, special United States tax counsel to the Registrant, the following summarizes the principal United States federal income tax considerations generally applicable only to the holding and disposition of PhotoChannel common shares by a U.S. Holder (as defined below). This discussion is only applicable to U.S. Holders who hold their PhotoChannel common shares as capital assets for investment under Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

          This discussion does not describe all United States federal income tax consequences of holding PhotoChannel common shares that may be relevant to particular holders, including but not limited to holders:

  who do not hold their PhotoChannel common shares as capital assets;
  who are subject to special United States tax rules, such as financial institutions, dealers or traders in securities, mutual funds, insurance companies or tax-exempt entities;
  who are subject to the alternative minimum tax provisions of the Code;
  who acquired their PhotoChannel common shares in connection with stock option or stock purchase plans or in other compensatory transactions;
  who hold their PhotoChannel common shares as a hedge or as part of a hedging, straddle or other risk reduction strategy; or
  who acquired their PhotoChannel common shares through a 401(k) plan, a deferred compensation plan or any other retirement plan.

          This discussion is based upon current provisions of the Code, existing Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could materially alter the tax consequences described herein. In addition, the following discussion does not address any of the tax consequences of holding PhotoChannel common shares under state, local or foreign tax laws.

          This summary is not exhaustive of all possible United States income tax consequences. It is not intended as legal or tax advice to any particular holder of PhotoChannel common shares and should not be so construed. The tax consequences to any particular holder of PhotoChannel common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances. The discussion below is qualified accordingly.

          Investors are urged to consult their own independent tax advisors concerning the United States federal tax consequences of holding PhotoChannel common shares in light of their particular situations, as well as any consequences arising under laws of any other taxing jurisdiction.

          For purposes of this discussion, “U.S. Holders” means beneficial owners of PhotoChannel common shares that are, for United States federal income tax purposes (1) individual citizens or residents of the United States, including alien individuals who are lawful permanent residents of the United States or who meet the substantial presence residency test under United States federal income tax laws, (2) corporations or partnerships (including entities treated as corporations or partnerships for United States federal income tax purposes) created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (3) estates, the incomes of which are subject to United States federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a United States court and the control of one or more United States persons.

          If a partnership holds PhotoChannel common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding PhotoChannel common shares is urged to consult its tax advisor regarding the tax consequences of the ownership of PhotoChannel common shares.

Treaty Application to Certain Individual U.S. Holders

          An individual U.S. Holder who does not maintain a substantial presence, permanent home, or habitual abode in the United States, or whose personal and economic relations are not closer to the United

States than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-United States Income Tax Convention (the “Treaty”). An individual U.S. Holder described immediately above should consult his or her own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Treaty. Furthermore, the current position of the Canada Revenue Agency is that a United States limited liability company is not entitled to the benefits of the Treaty.

Distributions on PhotoChannel Common Shares

          General Taxation of Distributions. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to PhotoChannel common shares will be required to include the amount of such distribution in gross income as ordinary income (without reduction for any Canadian income tax withheld from such distribution) to the extent, if any, of the current or accumulated “earnings and profits” of PhotoChannel. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of PhotoChannel, such distribution will be treated (a) first, as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in the PhotoChannel common shares and, (b) thereafter, as gain from the sale or exchange of such shares. (See more detailed discussion at “Disposition of PhotoChannel common shares” below).

          Reduced Tax Rates for Certain Dividends. For taxable years beginning before January 1, 2011, a dividend paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the corporation is a “qualified foreign corporation” (“QFC”) (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend).

          PhotoChannel generally will be a QFC if it is eligible for the benefits of the Treaty and is not a “passive foreign investment company” (as defined below) for the taxable year during which PhotoChannel pays a dividend or for the preceding taxable year. As discussed below, it is uncertain whether PhotoChannel is or will in the future be a passive foreign investment company. Accordingly, it is uncertain whether PhotoChannel is a QFC and there can be no assurance that PhotoChannel will be a QFC in any future taxable years.

          Subject to application of the passive foreign investment company rules (discussed below), if PhotoChannel is not a QFC, a dividend paid by PhotoChannel to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

          Distributions Paid in Non-United States Currency. The amount of a distribution paid in currency other than United States dollars generally will be equal to the United States dollar value of such distribution based on the exchange rate applicable on the date of receipt. A United States Holder that does not convert foreign currency received as a distribution into United States dollars on the date of receipt generally will have a tax basis in such non-United States currency equal to the United States dollar value of such non-United States currency on the date of receipt. Such a United States Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such non-United States currency (including an exchange for United States dollars).

          Dividends Received Deduction. Dividends paid on PhotoChannel common shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of PhotoChannel Common Shares

          Subject to application of the passive foreign investment company rules (discussed below), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of PhotoChannel common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted basis in the PhotoChannel common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the PhotoChannel common shares were held for more than one year at the time of the sale or other disposition.

          Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income in a taxable year. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset only capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which the capital loss is recognized.

Foreign Tax Credit

          A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to PhotoChannel common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian or other foreign income tax paid. Subject to the limitations described below, a credit generally will reduce a U.S. Holder’s United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to United States federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed that portion of a U.S. Holder’s United States federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to “passive income” and “general category income” – that is, income other than “passive income.” Dividends paid by PhotoChannel generally will constitute “foreign source” income and be classified as “passive income.” However, distributions with respect to PhotoChannel common shares in excess of PhotoChannel’s current and accumulated earnings and profits, as well as any gain recognized on disposition of PhotoChannel common shares, generally would not constitute foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distribution unless the credit could be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category. In addition, a U.S. Holder that is a corporation that owns 10% or more of the voting stock of PhotoChannel (and that has not made an election to be an “S” corporation) may, subject to a number of limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by PhotoChannel. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding their application to the U.S. Holder’s particular circumstances.

Information Reporting; Backup Withholding

          Payments made within the United States of dividends on, and proceeds arising from certain sales or other taxable dispositions of, PhotoChannel common shares generally will be subject to information reporting and backup withholding tax, at the current rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct United States taxpayer identification number (“TIN”) (generally on Form W-9), (b) furnishes an incorrect TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the United States backup withholding tax rules will be allowed as a credit against a U.S. Holder’s United States federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

          PhotoChannel generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year after applying certain look-through and related person rules, (a) 75% or more of the gross income of PhotoChannel for such taxable year is passive income or (b) 50% or more of the assets held by PhotoChannel either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if PhotoChannel were not publicly traded and were either a “controlled foreign corporation” or made an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

          PhotoChannel has not made a determination as to whether or not it is a PFIC. Thus, there can be no assurance that the PFIC rules, described generally below, will not apply to an investment in PhotoChannel common shares.

          Default PFIC Rules Under Section 1291 of the Code. If PhotoChannel were a PFIC, the United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of PhotoChannel common shares would depend on whether the U.S. Holder makes an election to treat PhotoChannel as a “qualified electing fund” (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

          A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of PhotoChannel common shares and (b) any excess distribution paid on the PhotoChannel common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions with respect to the PhotoChannel common shares received by the U.S. Holder in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during the U.S. Holder’s holding period for the PhotoChannel common shares, if shorter).

          Under Section 1291 of the Code, any gain realized on the sale or other taxable disposition of PhotoChannel common shares, and any excess distribution paid on the PhotoChannel common shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the PhotoChannel common shares. The amount of any such gain or excess distribution allocated to a prior year of such Non-Electing U.S. Holder’s holding period for the PhotoChannel common shares (other than a year in which PhotoChannel was not a PFIC) is subject to United States federal income tax at the highest tax rate applicable to ordinary income in such prior year. In addition, a Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in such prior year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any gain or excess distribution allocated to the current year of a Non-Electing U.S. Holder’s holding period for the PhotoChannel common shares will be treated as ordinary income in the current year, but no interest charge will be imposed with respect to the resulting tax liability for the current year.

          If PhotoChannel is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds PhotoChannel common shares, PhotoChannel will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether PhotoChannel ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such PhotoChannel common shares were sold on the last day of the last taxable year for which PhotoChannel was a PFIC.

          QEF Election. A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above, but will instead be subject to United States federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of PhotoChannel, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of PhotoChannel, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, but shall not exceed PhotoChannel’s earnings and profits for the taxable year, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to United States federal income tax on such amounts for each taxable year in which PhotoChannel is a PFIC, regardless of whether such amounts are actually distributed by PhotoChannel to such U.S. Holder. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current United States federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

          A U.S. Holder that makes a QEF Election generally may receive a tax-free distribution from PhotoChannel to the extent that such distribution represents “earnings and profits” of PhotoChannel that were previously included in income by the U.S. Holder because of the QEF Election. In addition, such U.S. Holder’s adjusted basis in its PhotoChannel common shares will be increased to reflect the amount included in income and decreased to reflect any amount allowed as a tax-free distribution because of the QEF Election. A U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of PhotoChannel common shares.

          The procedure for making a QEF Election, and the United States federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if it is made for the first year in the U.S. Holder’s holding period for the PhotoChannel common shares in which PhotoChannel was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a United States federal income tax return for such first year. However, if PhotoChannel was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the PhotoChannel common shares were sold on the qualification date. The “qualification date” is the first day of the first taxable year in which PhotoChannel was a QEF with respect to such U.S. Holder. The election to recognize this gain can only be made if such U.S. Holder’s holding period for the PhotoChannel common shares includes the qualification date. By electing to recognize such gain, the U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

          A QEF Election will apply to the taxable year for which it is made and to all subsequent taxable years, unless the QEF Election is invalidated or terminated or the IRS consents to its revocation. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, PhotoChannel ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which PhotoChannel is not a PFIC. Accordingly, if PhotoChannel were to become a PFIC in a subsequent taxable year, the QEF Election would be effective and the U.S. Holder would be subject to the QEF rules described above for such taxable year. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of its entire interest in the PhotoChannel common shares. Accordingly, if the U.S. Holder later acquires PhotoChannel common shares, it will be subject to the QEF rules described above for each taxable year in which PhotoChannel is a PFIC.

          Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that PhotoChannel will satisfy recordkeeping requirements that apply to a QEF, or that PhotoChannel will supply U.S. Holders with information necessary to report under the QEF rules. Each U.S. Holder is strongly urged to consult its tax advisor regarding the availability of, and the procedure for making, the QEF election.

          Mark-to-Market Election. A U.S. Holder may make a Mark-to-Market Election only if the PhotoChannel common shares are marketable stock. PhotoChannel common shares generally will be “marketable stock” if the PhotoChannel common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

          A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the PhotoChannel common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the PhotoChannel common shares.

          A U.S. Holder that makes a Mark-to-Market Election must include in ordinary income, for each taxable year in which PhotoChannel is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the PhotoChannel common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such PhotoChannel common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such

U.S. Holder’s adjusted tax basis in the PhotoChannel common shares over (ii) the fair market value of such PhotoChannel common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years. In addition, a U.S. Holder’s adjusted basis in its PhotoChannel common shares will be adjusted to reflect the amount included in gross income or allowed as a deduction as a result of a Mark-to-Market Election. On the sale or other taxable disposition of PhotoChannel common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

          A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the PhotoChannel common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

          Other PFIC Rules. Treasury Regulations have been proposed under Section 1291(f) of the Code, that (subject to certain exceptions) would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of PhotoChannel common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific United States federal income tax consequences to a U.S. Holder may vary based on the manner in which PhotoChannel common shares are transferred.

          Certain additional adverse rules will apply with respect to a U.S. Holder if PhotoChannel is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses PhotoChannel common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such PhotoChannel common shares.

          The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of PhotoChannel common shares.

LEGAL MATTERS

          Lang Michener LLP, our counsel, and Davis Wright Tremaine, LLP, our special United States tax counsel, acted for us in connection with this short form prospectus. As at the date hereof, partners and associates of Lang Michener LLP and Davis Wright Tremaine held less than 1% of our outstanding common shares.

AUDITOR, TRANSFER AGENT AND REGISTRAR

          Our auditor is PricewaterhouseCoopers, Chartered Accountants, 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

          The transfer agent and registrar for our common shares is Computershare Trust Company of Canada, at its principal offices in Vancouver.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form F-10 relating to the offering of the share. This prospectus, which constitutes a part of the Shelf Registration Statement, does not contain all of the information contained in the Shelf Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

          We are a public company and file annual, quarterly and special reports, proxy statements and other information with Canadian securities regulatory authorities and the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. While we are subject to the informational requirement of the Exchange Act, as a foreign private issuer we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from reporting short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

DOCUMENTS INCORPORATED BY REFERENCE

          Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents so incorporated by reference may be obtained on request without charge from our Chief Financial Officer, at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3 (Telephone: (604) 893-8955). Copies may also be obtained through the internet at www.sedar.com.

          The following documents, filed with the provincial securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this short form prospectus:

1.	our annual report on Form 20-F, dated March 30, 2007, for the year ended September 30, 2006;

2.	our management proxy circular, dated January 26, 2007, prepared in connection with the March 6, 2007 annual and special meeting of our shareholders;

3.

our audited comparative consolidated annual financial statements for the years ended September 30, 2006, September 30, 2005 and September 30, 2004 together with the notes thereto and the auditors’ report thereon;

4.	our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended September 30, 2006;

5.	our unaudited comparative consolidated interim financial statements for the three month period ended December 31, 2006;

6.	our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended December 31, 2006;

7.	our material change report dated November 16, 2006 with respect to the consolidation of our outstanding common shares on a ten-old-for-one-new basis;

8.	our material change reports dated April 3 and April 12, 2007 with respect to the Private Placement;

9.	our material change report dated May 1, 2007 with respect to the offer to acquire all of the ordinary shares of Pixology; and

10.

our supplementary information relating to reconciliation with United States generally accepted accounting principles in respect of the unaudited interim financial statements of PhotoChannel Networks Inc. for the 3 month periods ended December 31, 2006 and 2005.

          Material change reports (other than confidential reports), interim financial statements and all other documents of the type referred to above, filed by us with a securities commission or similar regulatory authority in Canada after the date of this prospectus and before completion or withdrawal of this offering, will also be deemed to be incorporated by reference into this prospectus.

          Any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 after the date of this prospectus until the termination of this distribution shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

DOCUMENTS FILED WITH THE SEC AND INCORPORATED BY REFERENCE

          The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this short form prospectus, and later information filed with the SEC will be updated and supersede information previously filed. The following documents have been filed with the SEC as part of the Shelf Registration Statement of which this short form prospectus forms a part and are incorporated by reference and form an integral part of this short form prospectus: the documents referred to above under the heading “Documents Incorporated by Reference”; consent of Price WaterhouseCoopers; and powers of attorney from directors and officers.

CURRENCY EXCHANGE RATES

          All references to dollars are expressed in Canadian funds unless otherwise indicated. On May 25, 2007 the noon exchange rate for the conversion of Canadian dollars to U.S. dollars was Cdn$1.00 = US$0.9263. The following table sets out the high, low and average rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and our three most recent fiscal years. All rates are based exchange rates published by the Bank of Canada.

			Average
	High for period	Low for period	for period
		(US$ per Cdn$1.00)
Recent months
April, 2007	0.8958	0.8621	0.8788
March, 2007	0.8660	0.8462	0.8545
February, 2007	0.8624	0.8419	0.8521
January, 2007	0.8576	0.8440	0.8482
December, 2006	0.8746	0.8569	0.8660
November, 2006	0.88208	0.87830	0.88013

Fiscal years ended September 30,
2006	0.9065	0.8479	0.8721
2005	0.8672	0.7853	0.8224
2004	0.8493	0.7159	0.7685

          The financial information relating to Pixology contained in this short form prospectus is expressed in United Kingdom pounds sterling. On May 25, 2007 the noon exchange rate for the conversion of Canadian dollars to U.K. pounds sterling was Cdn$1.00 =£0.4668. The following table sets for the high, low and average rates of exchange of U.K. pounds sterling into Canadian dollars for each month during the previous six months and our three most recent fiscal years. All rates are based on the nominal exchange rates published by the Bank of Canada.

			Average
	High for period	Low for period	for period
		(£ per Cdn$1.00)
Recent months
April, 2007	0.4518	0.4369	0.4433
March, 2007	0.4429	0.4361	0.4395

			Average
	High for period	Low for period	for period
		(£ per Cdn$1.00)
February, 2007	0.4407	0.4283	0.4361
January, 2007	0.4407	0.4264	0.4341
December, 2006	0.4457	0.4381	0.4417
November, 2006	0.4669	0.4449	0.4605

Fiscal years ended September 30,
2006	0.4980	0.4626	0.4833
2005	0.4700	0.4188	0.4397
2004	0.4541	0.4028	0.4251

          On May 25, 2007 the noon exchange rate for the conversion of United States dollars to U.K. pounds sterling was US$1.00 =£0.8344. The following table sets for the high, low and average rates of exchange of US dollars into U.K. pounds sterling for each month during the previous six months and our three most recent fiscal years. All rates are based on the exchange rates published by the Federal Reserve Bank of New York.

			Average
	High for period	Low for period	for period
		(£ per US$1.00)
Recent months
April, 2007	0.5100	0.4985	0.5028
March, 2007	0.5199	0.5078	0.5135
February, 2007	0.5143	0.5076	0.5106
January, 2007	0.5180	0.5089	0.5105
December, 2006	0.5139	0.5052	0.5094
November, 2006	0.5296	0.5079	0.5227

Fiscal years ended September 30,
2006	0.5835	0.5236	0.5547
2005	0.5134	0.5779	0.5425
2004	0.5250	0.5989	0.5504

EXEMPTION FROM NATIONAL INSTRUMENT 44-102

          We requested an exemption from Part 9 of National Instrument 44-102 because the number of Common Shares that may be distributed by the Selling Shareholders exceeds the 10% restriction contained in section 9.1(1) of National Instrument 44-102. The final receipt to be issued for this prospectus will be evidence of the relief granted by the British Columbia Securities Commission and the Ontario Securities Commission in this regard. This prospectus qualifies the resale of 9,287,735 common shares which represent 25% of our issued and outstanding common shares, based on 37,412,376 of our common shares outstanding on May 25, 2007, giving effect to the sale of 9,287,735 Common Shares to the Selling Shareholders in the Private Placement (including the potential issuance of up to 4,857,147 Warrant Shares assuming full exercise of the Warrants).

PURCHASERS’ STATUTORY RIGHTS

          Securities legislation in the Provinces of British Columbia and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. British Columbia and Ontario securities legislation further provides a purchaser with remedies for rescission or damages if the short form prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by British Columbia and Ontario securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

          The Registrant is subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”).

          Under Section 160 of the Act, an individual who:

  is or was a director or officer of the Registrant,

  is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), may be indemnified by the Registrant against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, a proceeding (an “eligible penalty”) in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding (“eligible proceeding”) to which the eligible party is or may be liable, or after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

          Under Section 161 of the Act, the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

          Under Section 162 of the Act, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided the Registrant must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by Section 163, the eligible party will repay the amounts advanced.

          Under Section 163 of the Act, the Registrant must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or, after the final disposition of an eligible proceeding, pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Act, as the case may be, if any of the following circumstances apply:

  if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

  if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

II-1

  if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; or

  in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

          If an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable in respect of the proceeding, or, after the final disposition of an eligible proceeding, pay the expenses of the eligible party under Sections 160, 161 or 162 of the Act in respect of the proceeding.

          Under Section 164 of the Act, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, order the Registrant to indemnify or to pay expenses, despite Sections 160 to 163 of the Act.

          Under the Act, the articles of the Registrant may affect the power or obligation of the Registrant to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses. As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the Act and subject to the mandatory payment of expenses in accordance with Section 161 of the Act.

          The Registrant’s By-laws provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the BCBCA.

          Under the articles of the Registrant, subject to the provisions of the Act, the Registrant must indemnify a director or former director of the Registrant and the heirs and legal personal representatives of all such persons against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and officer is deemed to have contracted with the Registrant on the terms of the indemnity contained in the Registrant’s articles. The failure of a director or officer of the Registrant to comply with the Act or the articles of the Registrant does not invalidate any indemnity to which such person is entitled under the Registrant’s articles.

          Under the articles of the Registrant, the Registrant may purchase and maintain insurance for the benefit of any eligible party against any liability incurred by such party as a director, officer or person who holds or held an equivalent position.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Exhibits.

The Exhibits filed with or incorporated by reference into this Registration Statement are listed in the Exhibit Index which appears elsewhere herein.

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process.

          Concurrently with the filing of this Registration Statement, the Registrant has filed with the Commission a written Appointment of Agent for Service of Process and Undertaking on Form F-X.

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SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 29th day of May, 2007.

PHOTOCHANNEL NETWORKS INC.

By:	/s/ Peter David Fitzgerald
Name: Peter David Fitzgerald
Title: Chief Executive Officer

POWERS OF ATTORNEY

          Each person whose signature appears below constitutes and appoints Peter David Fitzgerald and John Robert Chisholm, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on this 29th day of May, 2007.

Signature	Title

/s/ Peter David Fitzgerald	Chief Executive Officer and Director
Peter David Fitzgerald	(Principal Executive Officer)

/s/ John Robert Chisholm	Chief Financial Officer (Principal Financial
John Robert Chisholm	Officer and Principal Accounting Officer)

/s/ Peter Scarth
Peter Scarth	Director

/s/ Cory Kent
Cory Kent	Director

/s/Thomas Bruun Neilsen
Thomas Bruun Neilsen	Director

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AUTHORIZED REPRESENTATIVE

          Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, on this 29th day of May, 2007.

By:	/s/ Aaron Rallo

Name: Aaron Rallo
Title: Chief Technology Officer

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EXHIBIT INDEX

Exhibit	Description

4.1

Annual Report dated March 30, 2007 (incorporated by reference to the Registrant’s annual report on Form 20-F for the fiscal year ended September 30, 2006 and filed with the Commission on April 2, 2007).

4.2

Audited comparative consolidated balance sheets as at September 30, 2006 and 2005 and consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended September 30, 2006, including the notes thereto and the report of independent registered public accounting firm thereon (incorporated by reference to the Registrant’s annual report on Form 20-F for the fiscal year ended September 30, 2006 and filed with the Commission on April 2, 2007).

4.3

Management’s discussion and analysis of financial condition and results of operations for the year ended September 30, 2006 (incorporated by reference to the registrant’s annual report on Form 20- F for the fiscal year ended September 30, 2006 and filed with the Commission on Jan 29, 2007).

4.4

Unaudited comparative interim consolidated financial statements as at and for the three-month period ended December 31, 2006, including the notes thereto (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on February 20, 2007).

4.5

Management’s discussion and analysis of financial condition and results of operations for the three -month period ended December 31, 2006 (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on February 20, 2007).

4.6

Management proxy circular dated January 26, 2007, in respect of the annual and special meeting of shareholders held on March 6, 2007 (excluding information which is not required to be incorporated by reference into the Canadian prospectus, namely the sections entitled “Statement of Corporate Governance Practices”) (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on February 13, 2007).

4.7

Supplemental note entitled “Item 18 – Reconciliation with United States Generally Accepted Accounting Principles” in respect of the registrant’s unaudited interim consolidated financial statements as at December 31, 2006 and for the three-month periods ended December 31, 2006 and 2005 (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on May 29, 2007).

4.8

Material change report dated November 16, 2006 with respect to the consolidation of outstanding common shares on a ten-old-for-one-new (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on May 29, 2007 )

4.9

Material change report dated April 3, 2007 with respect to the private placement of common shares and warrants for gross proceeds of US$14,502,999 (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on April 4, 2007 ).

4.10

Material change report dated April 12, 2007 with respect to the private placement of common shares and warrants for additional gross proceeds of US$561,000 million (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on April 12, 2007).

4.11

Material change report dated May 1, 2007 with respect to the offer to acquire all of the ordinary shares of Pixology (incorporated by reference to the registrant’s Form 6-K furnished to the Commission on May 16, 2007).

5.1	Consent of PricewaterhouseCoopers LLP (1)

5.2	Consent of Lang Michener LLP (1)

5.3	Consent of Davis Wright Tremaine LLP (1)

6.1	Powers of Attorney (included on the signature page of this registration statement).

(1)	To be filed by amendment.

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